UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Taro Pharmaceutical Industries Ltd.

(Name of the Issuer)

Taro Pharmaceutical Industries Ltd.

Sun Pharmaceutical Industries Ltd.

Alkaloida Chemical Company ZRT

The Taro Development Corporation

Sun Pharma Holdings

Libra Merger Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal (par) value NIS 0.0001 per share

(Title of Class of Securities)

M8737E108

(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd. 14 Hakitor Street Haifa Bay 2624761, Israel +972 4 8475600

Sun Pharmaceutical Industries

Ltd.

Registered Office: SPARC,

Tandalja, Vadodara – 390 012,

Gujarat, India

Corporate Office: Sun House, Plot

No. 201 B/1, Western Express

Highway, Goregaon (E), Mumbai –

400063, Maharashtra, India

+9122 4324 4324

Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004
The Taro Development Corporation c/o Taro Pharmaceutical U.S.A., Inc. 3 Skyline Drive Hawthorne, NY 10532 +1 914-345-9001	Sun Pharma Holdings c/o Rogers Capital Corporate Services Limited 3rd Floor, Rogers House, No. 5 President John Kennedy Street Port Louis, Mauritius + 230 203 1100	Libra Merger Ltd. c/o Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Maxim O. Mayer- Cesiano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West, New York, NY 10001 Tel: +1-212-735-3000	Adam M. Klein, Adv. Daniel P. Kahn, Adv. Goldfarb Gross Seligman & Co. One Azrieli Center Round Tower Tel Aviv 6701101, Israel +972-3-607-4444	Clifford M.J. Felig, Adv. Jonathan M. Nathan, Adv. Benjamin Bekkerman, Adv. Meitar | Law Offices 16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel +972-3-610-3171	Richard B. Alsop, Esq. George Karafotias, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1-212-450-4500	Nir Dash, Adv. Niv Sivan, Adv. Herzog, Fox & Neeman Herzog Tower 6 Yitzhak Sade St. Tel Aviv 6777506, Israel +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Taro Pharmaceutical Industries Ltd., an Israeli company (“Taro” or the “Company”) and the issuer of the ordinary shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”); (c) Alkaloida Chemical Company Zrt., a corporation organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”); (d) The Taro Development Corporation, a corporation organized under the laws of New York and under the control of Sun Pharma (“TDC”); (e) Sun Pharma Holdings, a corporation organized under the laws of Mauritius and a direct wholly owned subsidiary of Sun Pharma (“SPH”); and (f) Libra Merger Ltd., an Israeli company under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida, TDC and SPH (“Merger Sub”).

This Schedule relates to the Agreement of Merger, dated as of January 17, 2024 (the “Merger Agreement”), by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub (collectively, the “Sun Pharma Entities”) and Taro. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Taro (the “Merger”), and each outstanding Ordinary Share (other than such shares held by Sun Pharma and its affiliates or Taro and subsidiaries of Taro) will be converted into the right to receive $43.00 in cash, without interest and subject to any applicable withholding taxes. Sun Pharma, Alkaloida, TDC, and SPH expect to fund the aggregate merger consideration and all related fees and expenses with cash or cash equivalents on hand. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) must be approved by (a) the affirmative vote of at least 75% of the total voting power of Taro present (in person or by proxy) and voting at the extraordinary general meeting, including at least a majority of the total voting power held by holders other than Sun Pharma and its affiliates, their relatives, persons voting on their behalf or any other holders having a personal interest (under the Israeli Companies Law 5759-1999, as amended, and all rules and regulations promulgated thereunder) in the Merger (the “Interested Shareholders”) and voting thereon, unless the total voting power held by Taro shareholders other than the Interested Shareholders (the “Minority Shareholders”) and voting against the merger does not exceed 2% of the total voting power of the Company; (b) the affirmative vote of at least 75% of the Taro ordinary shares present (in person or by proxy) and voting at the ordinary class meeting; and (c) the affirmative vote of at least 75% of the founders’ shares of Taro (the “Founder Shares”) present (in person or by proxy) and voting at the founders class meeting.

Sun Pharma, Alkaloida, TDC, SPH and their respective Affiliates have agreed to vote or cause to be voted any and all Ordinary Shares and Founder Shares (a) beneficially owned by Sun Pharma, Alkaloida, TDC, SPH or their respective Affiliates or (b) with respect to which they have the power (by agreement, proxy or otherwise) to cause to be voted in favor of the approval of the Transactions (and at any adjournments or postponements thereof) and to cause their personal interest in such vote to be duly disclosed to the Company.

Upon completion of the Merger, the Company will become a privately-held company, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and its Ordinary Shares will no longer be listed on the New York Stock Exchange.

Taro will mail a proxy statement (the “Proxy Statement”) relating to (a) the extraordinary general meeting of Taro shareholders, (b) the general meeting of holders of Ordinary Shares and (c) the class meeting of the holders of the Founder Shares, at which the shareholders of Taro will consider and vote upon a proposal to approve the terms of the Transactions contemplated by the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule and/or the Proxy Statement concerning (i) Taro was supplied by Taro and no other Filing Person takes responsibility for the accuracy of such information and (ii) each other Filing Person was supplied by such Filing Person and no other Filing Person (including Taro) takes responsibility for the accuracy of such information nor any other information not supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary”

•	“Questions and Answers about the Merger”

Item 2. Subject Company Information

(a)

Name and Address. The principal executive office of the subject company, Taro Pharmaceutical Industries Ltd., is 14 Hakitor Street, Haifa Bay 2624761, Israel, and its telephone number is +972-4847-5700.

(b)	Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Record Date; Shares Entitled to Vote; Quorum”

The exact title of the subject class of equity securities is ordinary shares, with nominal (par) value NIS 0.0001 per share.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price and Dividend Data”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price and Dividend Data”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person(s)

(a) – (b)	Name and Address; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — Parties Involved in the Merger”

•	“Parties Involved in the Merger”

•	“Directors and Executive Officers of Taro, Sun Pharma, Alkaloida, TDC, SPH and Merger Sub”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Directors and Executive Officers of Taro, Sun Pharma, Alkaloida, TDC, SPH and Merger Sub”

Item 4. Terms of the Transaction

(a)(1)	Not applicable.

(a)(2)	Material Terms — Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — The Merger”

•	“Summary — Merger Consideration”

•	“Summary — Material United States Federal Income Tax Considerations of the Merger”

•	“Summary — Material Israeli Income Tax Consequences of the Merger”

•	“Summary — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Summary — Opinion of the Special Committee’s Financial Advisor”

•	“Summary — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Summary — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Summary — The Extraordinary General Meeting and Class Meetings of Taro’s Shareholders”

•	“Summary — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Summary — The Merger Agreement”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Special Factors — Anticipated Accounting Treatment of the Merger”

•	“Special Factors — Material United States Federal Income Tax Considerations of the Merger”

•	“Special Factors — Material Israeli Income Tax Consequences of the Merger”

•	“The Merger Agreement”

•	“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Votes Required”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Questions and Answers about the Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — No Appraisal Rights”

•	“Special Factors — No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Provisions for Minority Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Background to the Merger”

•	“Transactions Between Sun Pharma and Taro”

(b) – (c)	Significant Corporate Events; Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Certain Purchases and Sales of Taro Shares”

•	“Transactions Between Sun Pharma and Taro”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — Merger Consideration”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“The Merger Agreement”

•	“Questions and Answers about the Merger”

•

“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Voting by Certain Directors and Executive Officers and their Affiliates”

•	“Beneficial Ownership of Taro Shares”

•	“Certain Purchases and Sales of Taro Shares”

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — The Merger”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“The Merger Agreement”

•	“Questions and Answers about the Merger”

•	“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Purpose of the Meetings”

(b)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — The Merger”

•	“Summary — Financing of the Merger”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Special Factors — Plans for Taro after the Merger”

•	“The Merger Agreement”

•	“Market Price and Dividend Data”

Item 7. Purposes, Alternatives, Reasons and Effects of the Transaction

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — The Merger”

•	“Summary — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

(b) – (c)	Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — The Merger”

•	“Summary — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Summary — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — The Merger”

•	“Summary — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Summary — Material United States Federal Income Tax Considerations of the Merger”

•	“Summary — Material Israeli Income Tax Consequences of the Merger”

•	“Summary — No Appraisal Rights”

•	“Summary — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Special Factors — No Appraisal Rights”

•	“Special Factors — Material United States Federal Income Tax Considerations of the Merger”

•	“Special Factors — Material Israeli Income Tax Consequences of the Merger”

•	“Special Factors — Plans for Taro after the Merger”

Item 8. Fairness of the Transaction

(a) – (e)

Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions and the presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024 and attached hereto as Exhibit (c)(7) is incorporated herein by reference:

•	“Summary — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Summary — Opinion of the Special Committee’s Financial Advisor”

•	“Summary — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“Special Factors — Purposes and Effects of the Merger; Reasons for the Merger”

•	“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Votes Required”

•	“Appendix B — Opinion of BofA Securities, Inc.”

(f)	Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions and the presentations of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, attached hereto as Exhibits (c)(2) – (c)(7) are incorporated herein by reference:

•	“Summary — Opinion of the Special Committee’s Financial Advisor”

•	“The Merger Agreement — Expenses”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors — Estimated Fees and Expenses”

•	“Where You Can Find More Information”

•	“Appendix B — Opinion of BofA Securities, Inc.”

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — Financing of the Merger”

•	“Special Factors — Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Merger Agreement — Expenses”

•	“Special Factors — Interests of Taro’s Executive Officers and Directors in the Merger — Compensation of the Special Committee”

•	“Special Factors — Estimated Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) – (b)	Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“The Merger Agreement”

•	“Questions and Answers about the Merger”

•

“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Voting by Certain Directors and Executive Officers and their Affiliates”

•	“Certain Purchases and Sales of Taro Shares”

•	“Beneficial Ownership of Taro Shares”

Item 12. The Solicitation or Recommendation

(d) - (e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Position of the Sun Pharma Entities as to Fairness of the Transactions”

•	“The Merger Agreement”

•	“Questions and Answers about the Merger”

•

“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Voting by Certain Directors and Executive Officers and their Affiliates”

Item 13. Financial Information

(a)

Financial Information. The “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Statements of Changes in Shareholders’ Equity” and “Consolidated Statements of Cash Flows” of the Company for the fiscal year ended March 31, 2023 are incorporated herein by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, filed with the SEC on June 29, 2023. The “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Statements of Changes in Shareholders’ Equity” and “Consolidated Statements of Cash Flows” of the Company for the three months ended June 30, 2023 and 2022, three and six months ended September 30, 2023 and 2022, and three and nine months ended December 31, 2023 and 2022 are incorporated herein by reference in this proxy statement from the Company’s Current Reports on Form 6-K (furnished to the SEC on July 27, 2023, October 27, 2023 and January 26, 2024, respectively).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Book Value per Share”

•	“Summary Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

(a) - (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Background to the Merger”

•	“Special Factors — Recommendations of the Special Committee, the Audit Committee and the Board; Fairness of the Transactions”

•	“Special Factors — Estimated Fees and Expenses”

•	“Questions and Answers about the Merger”

•	“Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares — Solicitation of Proxies”

Item 15. Additional Information

(a)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(3)(i)	Amendment No. 2 to the Preliminary Proxy Statement of Taro Pharmaceutical Industries Ltd.

(a)(3)(ii)	Form of Proxy Card (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)*	Press release, dated January 17, 2024 (incorporated by reference to Exhibit 99.59 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(c)(1)	Opinion of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 23, 2023.

(c)(3)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 27, 2023.

(c)(4)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated November 29, 2023.

(c)(5)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 4, 2023.

(c)(6)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 6, 2023.

(c)(7)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024.

(d)(1)	Agreement of Merger, dated as of January 17, 2024, by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub and Taro (incorporated by reference to Exhibit 99.58 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(g) 107*	Not applicable. Filing Fee Exhibit

*	Previously filed.

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ C.S. Muralidharan
Name:	C.S. Muralidharan
Title:	Chief Financial Officer

SUN PHARMA HOLDINGS

By:	/s/ Rajesh Shah
Name:	Rajesh Shah
Title:	Director

ALKALOIDA CHEMICAL COMPANY ZRT.

By:	/s/ Peter Andreidesz
Name:	Peter Andreidesz
Title:	Director

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Sudhir Valia
Name:	Sudhir Valia
Title:	Director

LIBRA MERGER LTD.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Director